

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Via U.S. Mail and Facsimile to 305-521-0201

Michael D. Farkas
Chief Executive Officer
Car Charging Group, Inc.
1691 Michigan Avenue, Suite 425
Miami Beach, FL 33139

> **Re: Car Charging Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Filed August 23, 2010**
> **File No. 333-149784**

Dear Mr. Farkas:

We have reviewed your filings and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Description of Business, page 1

1.   We note your risk factor at the bottom of page 6 regarding your "plan to rely on a combination of copyright, trade secret, trademark laws and non-disclosure and other contractual provisions to protect your proprietary rights." Please supplement your disclosure to provide more information on your intellectual property. Refer to Item 101(h)(4)(vii) of Regulation S-K.

2.   We note you have filed a Form 8-K on March 1, 2010 that discloses an electric vehicle charger agreement with The Plaza at Oceanside Pompano Beach and states the performance of this agreement depends on a permitting process. We also refer to the interview between your CEO, Michael Farkas, and SmallCapVoice.com on August 24,

2010 where your CEO discussed how de-regulation of the electricity market in certain states such as California could affect your company. Therefore, please also supplement your disclosure to discuss how government approval and regulations affect your business. Refer to Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Current Issues and Future Management Expectations, page 19

3.   Please explain how you intend to resolve your obligations under Items 407(d)(4) and (5) of Regulation S-K.

Code of Ethics, page 19

4.   Please refer to Item 406(a) of Regulation S-K and explain why you have not adopted a code of ethics.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 21

5.   Please disclose the address of the beneficial owners.

Certain Relationships and Related Transactions, page 22

6.   We note that you have two potentially inconsistent disclosures under this heading. Please provide the correct disclosure.

Form 10-Q filed on August 23, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statments, page F-5

Note 6. Stockholders' Deficit, page F-15

7.   According to information provided on the company's website, the market value of the company's shares on February 19, 2010 was $1.05. Please revise your financial statements to record share based payments at fair value or advise us.

Item 2. Management's Discussion and Analysis, page 1

8.   In his interview with SmallCapVoice.com on August 24, 2010, Michael Farkas discussed how China's push to develop electric vehicles and the impending release of electric vehicles in the 2011 and 2012 model year could impact your industry and company. Please discuss these, and any other important, trends.

9.   We note that your charging stations are supplied by Coulomb Technologies. Please discuss the material terms of your agreement with this company and file this agreement as an exhibit.

10.   We note you have entered into agreements to install charging devices at three locations. For instance, we note you have entered into an agreement with Airport Parking, LLC d/b/a Park Bark and Fly. Please disclose the locations and discuss the material elements of these agreements and file these agreements as exhibits.

11.   We note you have initiated the development of distribution capabilities in Europe. Please elaborate on your initiatives and describe their status.

Liquidity and Capital Resources, page 2

12.   We note your auditor doubts your ability to continue as a going concern. Please discuss these doubts, and the effect that it may have on your ability to raise much needed capital.

13.   Please state that you have no external credit facilities from an unrelated party.

14.   Please state the costs of being a public reporting company and how you intend to pay for these costs.

15.   You believe that "additional funding will be necessary … to continue as a going concern" and "additional capital or debt must be incurred to develop the Company's business." Please disclose how much you will need to operate for the next twelve months and from where you will obtain these funds.

Exhibits

16.   As discussed in the comments above, we note you have filed Form 8-Ks regarding material agreements such as the Form 8-Ks filed on April 30, 2010 and July 2, 2010. Also, Note 9 to your Form 10-K filed on April 15, 2010 discloses an office lease, a consulting agreement, and public relations agreements. However you have not filed these agreements. Please file all of your material agreements with your next quarterly report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director